Issuer Free Writing Prospectus

Dated April 30, 2014

Relating to Preliminary Prospectus

Dated April 30, 2014

Filed Pursuant to Rule 433

Registration No. 333-186977

PRICING TERM SHEET

Safe Bulkers, Inc.

8.00% Series C Cumulative Redeemable Perpetual Preferred Shares

(Liquidation Preference $25.00 per Share)

April 30, 2014

Issuer:	Safe Bulkers, Inc.

Securities Offered:	8.00% Series C Cumulative Redeemable Perpetual Preferred Shares, par value $.01 per share, liquidation preference $25.00 per share (the “Series C Preferred Shares”)

Offering Size:	2,000,000 Series C Preferred Shares ($50,000,000 aggregate liquidation preference) (or 2,300,000 Series C Preferred Shares ($57,500,000 aggregate liquidation preference) if the underwriters exercise their option to purchase additional shares in full)

Option to Purchase Additional Shares:	The underwriters have been granted a 30-day option to purchase up to an additional 300,000 Series C Preferred Shares.

Issue Price:	$25.00 per share

Net Proceeds to Issuer, before expenses:	$48,491,938 (or $55,755,688 if the underwriters exercise their option to purchase additional shares in full)

Maturity Date:	Perpetual

Trade Date:	April 30, 2014

Settlement Date:	May 7, 2014 (T+5)

Conversion; Exchange and Preemptive Rights:	Will not have any conversion or exchange rights or be subject or entitled to preemptive rights

Dividend Payment Dates:	Quarterly on January 30, April 30, July 30 and October 30 commencing July 30, 2014 (each, a “Dividend Payment Date”)

Dividends:	Will accrue and be cumulative from the date the Series C Preferred Shares are originally issued and will be payable on each Dividend Payment Date, when, as and if declared by Issuer’s board of directors

Dividend Rate:	8.00% per annum per $25.00 liquidation preference per share (equal to $2.00000 per annum per share)

Optional Redemption:	At any time on or after May 31, 2019, the Issuer may redeem, in whole or from time to time in part, the Series C Preferred Shares at a redemption price of $25.00 per share plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption, whether or not declared.

Optional Redemption Upon Fundamental Change:	Upon the occurrence of a “fundamental change” the Issuer may redeem, at its option, in whole or from time to time in part, the Series C Preferred Shares at a redemption price in cash equal to $25.00 per share plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption, whether or not declared. A “fundamental change” means an event that shall be deemed to have occurred at the time the Issuer’s common stock ceases to be listed or admitted for trading on any of the New York Stock Exchange, the NASDAQ Capital Market, the NASDAQ Global Market or the NASDAQ Global Select Market (or any of their respective succesors).

Day Count:	30/360

Ratings:	The Series C Preferred Shares will not be rated by any Nationally Recognized Statistical Rating Organization.

CUSIP/ISIN:	Y7388L 129/MHY7388L1294

Joint Bookrunners:	Morgan Stanley & Co. LLC UBS Securities LLC

Listing:	The Issuer intends to file an application to list the Series C Preferred Shares on the New York Stock Exchange (the “NYSE”) under the symbol “SBPRC”. If the application is approved, trading of the Series C Preferred Shares on the NYSE is expected to begin within 30 days after the original issue date of the Series C Preferred Shares. The underwriters have advised us that they intend to make a market in the Series C Preferred Shares prior to commencement of any trading on the NYSE. However, the underwriters will have no obligation to do so, and no assurance can be given that a market for the Series C Preferred Shares will develop prior to commencement of trading on the NYSE or, if developed, that it will be maintained.

ADDITIONAL INFORMATION:

Officers and directors of the Issuer are expected to purchase an aggregate of 85,000 of the Series C Preferred Shares sold in the offering at the public offering price.

All information (including financial information) presented in the Preliminary Prospectus is deemed to have changed to the extent affected by the changes described herein.

This communication is intended for the sole use of the person to whom it is provided by us. This communication does not constitute an offer to sell the Series C Preferred Shares and is not soliciting an offer to buy the Series C Preferred Shares in any jurisdiction where the offer or sale is not permitted.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC at 1-866-718-1649 or UBS Securities LLC at 1-877-827-6444, ext. 561 3884.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.